SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 8, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -             .)

Enclosed:

Press release of March 8, 2004

TABLE OF CONTENTS

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 8, 2004	By:	/s/ Beverly A. Bartlett Beverly A. Bartlett Corporate Secretary

March 08, 2004

IVANHOE’S EXPLORATION TEAM AWARDED THE THAYER LINDSLEY INTERNATIONAL DISCOVERY
AWARD BY PDAC FOR DISCOVERY OF THE HUGO DUMMETT DEPOSIT IN MONGOLIA.

RECENT HUGO DEPOSIT DRILLING FURTHER EXPANDS HIGH-GRADE COPPER AND GOLD
PORPHYRY SYSTEM.

NEW DISCOVERY OF “BRIDGE ZONE” GOLD/COPPER MINERALIZATION INTERSECTED BETWEEN
CENTRAL AND SOUTHWEST ZONES.

NEW NEAR-SURFACE GOLD AND COPPER MINERALIZATION DISCOVERED
IN “FAR SOUTHWEST ZONE”.

ULAANBAATAR, MONGOLIA — John Macken, President of Ivanhoe Mines, announced today that the Prospectors and Developers Association of Canada (PDAC) has awarded the Thayer Lindsley International Discovery Award to three senior members of the Ivanhoe Mines exploration team for the discovery of the Hugo Dummett Deposit at the company’s Oyu Tolgoi (Turquoise Hill) copper and gold project in Mongolia. Co-winners of the award are Douglas Kirwin, Ivanhoe’s Executive Vice-President, Exploration, Charles Forster, Ivanhoe Mines’ Senior Vice-President, Oyu Tolgoi Project, and Garamjav Dondog, Ivanhoe Mines’ Senior Geologist.

The Thayer Lindsley International Discovery Award, which is being presented by the PDAC for the first time, recognizes the individual or a team of exploration geologists credited with the most recent significant mineral discovery anywhere in the world. The award honours the memory of Thayer Lindsley, one of the greatest mine finders of all time.

“The discovery of the Hugo Deposit was the collaborative effort of our team of geologists, mine finders and financiers,” said Mr. Macken. “The Hugo Deposit, the largest and richest of the four copper and gold deposits defined to date at Oyu Tolgoi, was the discovery that elevated the project to world-scale status. We are delighted that the PDAC has recognized the efforts of three key members of our exploration team.”

DRILLING EXPANDS HIGH-GRADE HUGO DUMMETT COPPER AND GOLD PORPHYRY DISCOVERY

Mr. Macken also announced that recent drilling along the western projection of the Hugo North Zone has significantly expanded the dimensions of the high-grade copper and gold porphyry deposit. Of particular significance, the drilling has discovered a new zone of high-grade gold and copper lying on the western flank of the Hugo North deposit.

Hole OTD576A intersected 198 metres grading 2.28% copper and 0.13 g/t gold across the main zone starting at 870 metres down hole, followed by a series of late-mineral dykes and moderately mineralized quartz monzodiorite (QMD) and then, starting at 1402 metres down hole, a 190-metre interval grading 0.97% copper and 0.77 g/t gold. This zone appears to correlate with recent gold-rich intersections in holes OTD449B, containing 86 metres grading 1.56% copper and 1.31 g/t gold, and OTD582 with 158 metres grading 1.32% copper and 0.89 g/t gold, approximately 350 metres north and lying along the western side of the Hugo North deposit.

In the main high-grade zone of Hugo North, two new holes have been completed on the OTD514 section. Approximately 250 metres up-dip of OTD514, which reported 476 metres grading 2.16% copper and 0.67 g/t gold, newly drilled OTD514A intersected 276 metres grading 2.71% copper and 0.48 g/t gold starting at 1000 metres down hole, including 164 metres grading 3.75% copper and 0.58 g/t gold. A third, newly drilled hole, OTD514B, drilled midway between these two holes now has intersected 526 metres grading 2.79% copper and 1.00 g/t gold, including 238 metres grading 4.03% copper and 0.80 g/t gold, starting at 1082 metres down hole. Additionally, the hole has intersected 78 metres grading 3.06% copper and 2.57 g/t gold beginning at 1,386 metres down hole after a 40-metre interval of dyke. This latter intersection also may correlate with the western gold zone reported above. The OTD514B hole has increased the horizontal width of the steeply east-dipping zone to 400 metres. The vertical height of the zone is now 650 metres, extending from the base of the OTD514 intercept to the top of the zone intersected in OTD514A, which significantly expands the width of the zone as used in the November, 2003, resource estimate prepared by AMEC.

Two hundred metres to the south, OTD465C also also increased the width of the high-grade zone to 180 metres while the previously drilled OTD465B, which reported 412 metres grading 2.33% copper and 0.32 g/t gold, sitting 120 metres down-dip of OTD465C, defines the vertical height to be at least 600 metres and is open to depth. Starting at 1104 metres down hole, newly drilled OTD465C has intersected 314 metres grading 2.14% copper and 0.42 g/t gold, including 134 metres grading 2.85% copper and 0.71 g/t gold. A 24-metre interval of dyke cuts the bottom of the intersection, followed by 20 metres grading 1.55% copper and 0.66 g/t gold, where drilling was suspended due to mechanical problems with the drill. Drilling has resumed and the hole is now drilling to test the western gold zone.

In the southern half of Hugo North, drilling west on 150-metre spaced, east-west lines is underway to provide better definition to the deposit first located by the northwesterly-aligned hole OTD367 series of holes. Hole OTD577 has intersected 229 metres grading 1.45% copper and 0.07 g/t gold, including 62 metres of 2.07% copper and 0.05 g/t gold in the upper portion of the zone. A second hole, OTD577A, crossing 150 metres below OTD577, intersected 178 metres grading 3.86% copper and 0.59 g/t gold, indicating a marked increase in both gold and copper grades with depth. Significantly, the increased gold grade appears to extend the main gold zone 300 metres further to the south. Previously, the gold zone was estimated by AMEC in November, 2003, to contain an inferred resource of 51 million tonnes grading 3.19% copper and 1.14 g/t gold, using a 1% copper equivalent cut-off grade.

The results have increased the estimated width of the high-grade zone of the Hugo North deposit to between 180 metres and greater than 400 metres. The high-grade deposit has been extended to a depth of approximately 1500 metres below surface where the gold-to-copper ratio approaches 1 to 1. The deposit remains open for very significant expansion, as evidenced by the current drill results and the open-ended nature of the high-grade zone along strike, on the flanks and to depth. A plan map showing the new drill holes and outline of the present extent of the Hugo Dummett deposit will be posted to Ivanhoe Mines’ website at www.ivanhoemines.com.

Table 1: Selected grades and thicknesses of recent intercepts in the Hugo North Zone

						Copper
	From	To	Interval	Copper	Gold	equivalent
Drill Hole	(metres)	(metres)	(metres)	(%)	(g/t)	(%)*

OTD465C	1104	1418	314	2.14	0.42	2.40
OTD582	942	1160	218	1.49	0.14	1.58
	1186	1270	84	1.31	0.23	1.46
	1296	1454	158	1.32	0.89	1.90
OTD577	796	1025.1	229.1	1.45	0.07	1.50
OTD577A	842	920	78	1.25	0.05	1.28
	920	1098	178	3.86	0.59	4.25
	1098	1126	28	1.13	0.20	1.26
OTD514A	1000	1276	276	2.71	0.48	3.02
including	1038	1202	164	3.75	0.58	4.13
OTD449D	1194	1396	202	2.91	0.66	3.33
OTD449E	1210	1344	134	1.21	0.06	1.25
OTD514B	1052	1578	526	2.79	1.00	3.44
including	1082	1320	238	4.03	0.80	4.55
	1386	1464	78	3.06	2.57	4.73
OTD576A	870	1068	198	2.28	0.13	2.36
	1402	1592	190	0.97	0.77	1.47

*	All copper equivalent grades used in this news release have been calculated using copper prices of 90 cents (US) per pound and gold prices of $400 per ounce.

NEW OPEN-PITTABLE GOLD AND COPPER MINERALIZATION DISCOVERED IN “FAR SOUTHWEST ZONE”

Mr. Macken also reported that in-fill drilling at the southern flank of the project’s Southwest Zone has intersected a near-surface zone of gold and copper mineralization lying at the southern extremity of the currently modelled pit boundary. The newly discovered “Far Southwest Zone” is sparsely drilled and has the potential to significantly enlarge the dimensions of the planned Southwest Zone open pit. Recent intercepts include 190 metres grading 0.41% copper and 0.57 g/t gold in hole OTD671, beginning at a down-hole depth of 102 metres, followed by 90 metres of 0.41% copper and 0.74 g/t gold.

Drilling on the southwestern-most section of the Far Southwest Zone encountered 40 metres grading 0.76% copper and 0.54 g/t gold starting at 36 metres down hole, followed by 50 metres of 0.34% copper and 0.40 g/t gold. Hole 692, a 100-metre step back from hole 669, intersected 178.6 metres grading 0.37% copper and 0.65 g/t gold, starting at 78 metres down hole. This included the bottom 58.6 metres of the hole that intersected 58.6 metres grading 0.30% copper and 0.83 g/t gold.

Infill drilling in the gold-rich, high-grade core of the Southwest Zone is encountering additional high-grade copper and gold mineralization. Hole OTD670 intersected 112 metres grading 0.75% copper and 0.90 g/t gold, beginning at a down-hole depth of 376 metres. Hole OTD676 intersected 198 metres grading 0.78% copper and 1.35 g/t gold, beginning at a down-hole depth of 278 metres. Hole OTD677 intersected 188 metres of 0.89% copper and 1.89 g/t gold, starting at 98 metres down hole, while hole OTD688 intersected 74 metres grading 0.77% copper and 0.82 g/t gold, starting at 48 metres down hole, followed by 138 metres grading 0.95% copper and 2.50 g/t gold, including 50 metres of 1.13% copper and 3.70 g/t gold, starting at 198 metres.

The Southwest Zone infill program is targeted on upgrading the 126.6 million tonnes of Inferred Resources grading 0.44% copper and 0.68 g/t gold, using a 0.6% copper equivalent cut-off grade, into the Indicated Resource inventory for inclusion in the pre-feasibility study that is expected to be completed this summer. Five additional drill rigs are being brought to the property to accelerate the infill drilling program on the gold-rich, high-grade core. The infill program is designed to upgrade the Indicated Resource of 92.3 million tonnes grading 0.74% copper and 1.57 g/t gold, using a 1% copper equivalent cut-off grade to Measured Resources.

It is expected that an updated, independent resource estimate will be made in the second quarter to upgrade the inferred resources to measured and indicated for the pre-feasibility study. Results of the independent, upgraded resource estimates will be announced upon completion of each phase of the work.

Table 2: Selected grades and thicknesses of recent intercepts in the Southwest Oyu Zone

						Copper
	From	To	Interval	Copper	Gold	Equivalent
Drill Hole	(metres)	(metres)	(metres)	(%)	(g/t)	(%)

OTD670 (SW Oyu)	30	168	138	0.32	0.21	0.45
	226	376	150	0.48	0.37	0.73
	376	488	112	0.75	0.90	1.34
OTD669 (Far SW)	36	76	40	0.76	0.54	1.11
	76	126	50	0.34	0.40	0.60
OTD671 (Far SW)	36	52	16	0.52	0.42	0.80
	102	292	190	0.41	0.57	0.78
OTD676 (SW Oyu)	8	46	38	0.33	0.73	0.80
	172	278	106	0.47	0.36	0.71
	278	346	68	0.67	0.93	1.27
	346	476	130	0.83	1.57	1.85
	508	528	20	0.91	2.94	2.82
OTD677 (SW Oyu)	14	98	84	0.49	0.48	0.80
	98	286	188	0.89	1.89	2.11
	320	416	96	0.81	1.28	1.64
including	322	390	68	0.86	1.44	1.79
OTD694 (SW-C Bridge)	20	94	74	0.91	0.89	1.49
	110	142	32	0.88	0.71	1.34
OTD688 (SW Oyu)	48	122	74	0.82	0.77	1.30
	122	260	138	2.50	2.57	0.95

A complete list of assays from all recently drilled holes will be posted on the company’s website.

HIGH-GRADE GOLD/COPPER MINERALIZATION DISCOVERED IN THE “BRIDGE ZONE” BETWEEN THE CENTRAL AND SOUTHWEST ZONES

Drilling between the Southwest and Central zones in the new “Bridge Zone” has encountered significant near-surface mineralization in hole OTD694, which at 20 metres down hole intersected 74 metres grading 0.89 g/t gold and 0.91% copper, followed by a 16-metre dyke and 32 metres grading 0.71 g/t gold and 0.88% copper. Near-surface mineralization of this tenor could significantly enhance the economics of the planned open pits and unitize the two open-pit deposits.

In addition to the near-surface mineralization, a deeper zone of mineralization on the east flank of the Bridge Zone with a similar style of mineralization to the Hugo South Zone has been discovered in several additional holes. Assays are pending. An exploration hole, OTD219, drilled in June, 2002, in this area first encountered similar style mineralization over a 152-metre interval grading 1.06% copper and 0.04 g/t gold, beginning at 350 metres down hole. At that time, the Hugo deposit had not yet been discovered, so the significance of the intersection in Hole 219 was not understood.

Infill drilling at the Central Zone sufficient to calculate Measured and Indicated resources is now complete and resource modelling is in progress. Once the modelling is complete, an updated, independent resource assessment will be prepared for this zone during the second quarter. In the last three months, 44 holes totalling approximately 7,300 metres were drilled to define the near-surface chalcocite blanket amenable to heap leach, SX-EW processing, and 77 holes totaling approximately 34,000 metres were completed to define the underlying covellite and chalcopyrite and gold zones. The 700-metre by 700-metre deposit now has been drilled to a density of approximately 70-metre centres, which is considered to be sufficient for inclusion in the Indicated Resource inventory, together with resources from Southwest Oyu.

The drilling also delineated lower-grade copper resources in the 0.4% to 0.6% copper range containing up to 0.15 g/t gold on the southern side of the deposit closer to surface. This may reduce the overall stripping ratio of the open pit proposed in the recent scoping study, thereby allowing the deeper, gold-rich, chalcopyrite zone, previously estimated by AMEC to contain 47.5 million tonnes grading 0.73% copper and 0.44 g/t gold, to be included in the mining inventory when the pre-feasibility study is completed. A geological cross-section will be posted to the web site to illustrate the distribution and geometry of this mineralization.

There are currently 18 drill rigs on the property. Six deep-hole rigs are delineating and expanding resources in the Hugo Dummett North deposit, including two rigs that are also completing geotechnical drilling. The remainder of the rigs are drilling at the Bridge and Southwest zones.

Current drilling at Hugo North is focused on further defining the grade and depth extent of the high-grade copper and gold mineralization. At surface, approximately 250 metres north of the OTD514 section, a major northeasterly-striking fault cuts across the zone and appears to cut off the mineralization. A second, steeply-dipping fault striking north-northeasterly, named the BAT Fault, is intersected in OTD514 A & B and truncates the mineralization with basaltic tuffs and flows in the footwall of the fault zone. A deep-seated Induced Polarization (IP) anomaly on the west side of the fault may represent the down-dropped portion of the deposit.

Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Manager and a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. SGS

Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant, Dr Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation laboratory on the project site to monitor the quality control of the assay data.

Ivanhoe owns a 100% interest in the Turquoise Hill gold and copper project in Mongolia and holds exploration rights covering approximately 110,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made.

Investors contact: Bill Trenaman: +1.604.688.5755
Media contact:Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, Australian and United States securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. In particular, statements in this news release relating to future drilling, development plans and production estimates and timing also are forward-looking statements.